SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

Arch Capital Group Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G0450A105

(CUSIP Number)

Cahill Gordon & Reindel
80 Pine Street
New York, New York 10005
Attention:  Immanuel Kohn, Esq.
(212) 701-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [     ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0450A105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Clements I.R.S. Employer Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,278,406

	8.	Shared Voting Power 210,781

	9.	Sole Dispositive Power 1,278,406

	10.	Shared Dispositive Power 210,781

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) [ ]% (See Item 5(a) below.)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Reference is made to the Statement on Schedule 13D (the “Schedule 13D”) filed on November 14, 2002 on behalf of Robert Clements, the Reporting Person.  All capitalized terms used without definition in this Amendment No. 1 to the Schedule 13D shall have the meanings set forth in the Schedule 13D.

This Amendment No. 1 to the Schedule 13D amends the Schedule 13D as follows.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:
The Reporting Person acquired beneficial ownership of Common Shares as set forth in the following paragraphs.

On December 9, 2002, a grantor retained annuity trust established by the Reporting Person, as grantor, for the benefit of the Reporting Person’s children (the “GRAT”) distributed Class B Warrants to purchase 1,375 Common Shares to the Reporting Person’s spouse (“Spouse”).  The Reporting Person disclaims beneficial ownership of these Class B Warrants, as well as all other securities of ACGL which are held directly by Spouse.  This transaction was previously disclosed in the Reporting Person’s Form 4 filed on December 18, 2002.

On December 16, 2002, the Reporting Person acquired beneficial ownership of 7,420 Series A Preference Shares of ACGL (“Preference Shares”), which Preference Shares are held directly by Sound View Partners, L.P. (“Sound View”).  Sound View is a limited partnership, the general partners of which consist of the Reporting Person and Spouse.  The Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, approximately 98% of the securities held by Sound View, which represents the ownership percentage of Sound View partners other than the Reporting Person, but excluding that portion of Sound View held by Taracay Investors (“Taracay”) to the extent of the Reporting Person’s beneficial ownership of Taracay as set forth in the next paragraph.  This transaction was previously disclosed in the Reporting Person’s Form 4 filed on December 17, 2002.

On March 19, 2003, Taracay acquired 32,389 Common Shares from the Reporting Person.  Pursuant to an agreement, on such date, the Reporting Person transferred 32,389 common Shares to Taracay in exchange for shares of another privately-held entity based on the fair market value of such exchanged securities on the date of the transaction.  Taracay is a general partnership, the general partners of which consist of the Reporting Person and members of his family, and the managing partner of which is the Reporting Person.  The Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, approximately 97% of the securities held by Taracay, which represents the ownership percentage of Taracay partners other than the Reporting Person.  This transaction was previously disclosed in the Reporting Person’s Form 4 filed on March 21, 2003.

On March 25, 2003, the Reporting Person acquired beneficial ownership of 6,563 Common Shares, of which 3,283 are directly held by the Reporting Person and 3,280 are directly held by Spouse.  The Reporting Person disclaims ownership of such securities held directly by Spouse.  Such Common Shares were part of a distribution by Taracay of its total direct holdings of ACGL securities (excluding its indirect ownership of ACGL securities through its ownership of Sound View described in this Item 3), which consisted of 109,678 Common Shares, to its members. This transaction was previously disclosed in the Reporting Person’s Form 4 filed on April 29, 2003.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented in its entirety and the following is inserted in lieu thereof:

(a)           The Reporting Person beneficially owns 1,770,931 Common Shares, representing approximately 6.3% of the total number of Common Shares outstanding as of April 30, 2003.  Of such total, 103,242 are issuable upon exercise of Preference Shares beneficially owned by the Reporting Person and 107,125 are issuable upon exercise of currently exercisable options to purchase Common Shares.

Because the Preference Shares vote on an as-converted basis, the outstanding voting shares beneficially owned by the Reporting Person represent, in the aggregate, approximately 2.3% of the total voting power of all outstanding voting shares of ACGL.

(b)           The Reporting Person has sole dispositive and voting power with respect to (i) 1,278,406 Common Shares beneficially owned and directly held by him and (ii) Class B Warrants to purchase 32,198 Common Shares.  The Reporting Person has shared dispositive and voting power with respect to (i) 48,512 Common Shares held by the GRAT, (ii) 2,725 Common Shares held by Sound View, (iii) 103,242 Common Shares which are issuable upon exercise of Preference Shares held by Sound View and (iv) Class B Warrants to purchase 56,302 Common Shares.  The Reporting Person does not have dispositive or voting power with respect to the following securities held by Spouse: (i) 263,046 Common Shares; and (ii) Class B Warrants to purchase 18,698 Common Shares.  The Reporting Person disclaims beneficial ownership of ACGL securities held directly by Spouse, as well as approximately 98% of the securities held by Sound View, as described above in Item 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

In April 2003, ACGL amended the retention agreement with the Reporting Person such that for 2003 he will receive compensation at an annual rate equal to one-half of the salary of ACGL’s chief executive officer in cash instead of restricted shares.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:
20.	Amendment to Retention Agreement, dated as of April 10, 2003, by and among Arch Capital Group Ltd., Arch Capital Group (U.S.) Inc. and Robert Clements

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2003
Date
/s/ Robert Clements
Signature
Robert Clements Chairman and Director
Name/Title